CHINA INTERACTIVE EDUCATION, INC. Block C, Zhennan Road, South District Zhongshan City, Guangdong Province People’s Republic of China Tel.: 86-0760-2819888

February 23, 2010
By EDGAR Transmission and by Hand Delivery

William H. Thompson
Accounting Branch
Chief Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Interactive Education, Inc.
Item 4.01 Form 8-K
Filed January 29, 2010
File No. 333-134287

Dear Mr. Thompson:

On behalf of China Interactive Education, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated February 3, 2010, with respect to the Company’s Current Report on Form 8-K (the “Form 8-K”), along with Amendment No. 1 to the Form 8-K (the “Amendment”).

We understand and agree that:

a.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.

the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
February 23, 2010

Item 4.01 8-K Filed January 29, 2010

1.

The audit firm AGCA CPA Limited is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supersede existing means by  which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to complete our review and accept the reports of AGCA CPA Limited until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to complete this process, AGCA CPA Limited should inquire with Kevin Stout, Staff Accountant,  in the Office of Chief Accountant (202-551-5930). Please advise us of AGCA CPA Limited's plans to complete this process and the results of any discussions between the firm and the office of the Chief Accountant.

RESPONSE:

The new auditors have advised us that their proper name is AGCA, Inc. We have confirmed that AGCA, Inc. has already demonstrated its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements and has already been admitted to practice before the Commission. The Amendment will properly disclose the name of the new auditor as AGCA, Inc.

2.

We understand that STS Partners LLP was engaged on October 14, 2009 and that Jorgensen & Co issued audit reports on your financial statements for the years ended December 31, 2007 and 2008. Please confirm our understanding and, if true, state that STS Partners LLP did not issue any audit reports on your financial statements for either of the past two years of otherwise advise. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Division of Corporation Finance
February 23, 2010

RESPONSE:

STS Partners, LLP (“STS”) did not issue any audit reports on our financial statements for either of the past two years that were filed with the Commission. However, STS did issue a separate audit report on our financial statements for the year ended December 31, 2008, for filing with the British Columbia Securities Commission (the “BCSC”), in British Columbia, Canada in accordance with National Instrument 51-102 promulgated by the Canadian Securities Administrators (the “CSA”).

National Instrument 51-102 imposed on the Company an obligation to file its 2008 audited financial statements with the BCSC because more than 50% of the Company’s shareholders during the period covered were residents of British Columbia. Furthermore, the BCSC requires that any such audited financial statements be audited by an auditor that is registered with the Canadian Public Accountability Board (“CPAB”), as required by National Instrument 52-108 promulgated by the CSA.

Although the prior management of the Company had already filed audited financial statements for the fiscal years ended December 31, 2008 and 2007 with the Commission, the Company could not submit those audited financial statements to the BCSC because Jorgensen & Co, the Company’s auditor at the time, was not CPAB registered. The prior management, therefore, engaged STS, an independent auditor registered with CPAB, to complete a separate 2008 audit report for filing with the BCSC. Since STS is also registered with the PCAOB, the Company’s board of directors at the time, also intended for STS to serve as the Company’s auditors going forward. However, in connection with the Company’s reverse acquisition transaction with MenQ Technology Group Limited ("MenQ") on December 11, 2010, and the resulting change of control, the Company’s board of directors determined that it would be in the best interests of the Company to dismiss STS and retain AGCA, Inc., MenQ’s independent registered public accounting firm prior to the reverse acquisition transaction.

The 2008 audited financial statements of the Company, as audited by STS, were submitted to the BCSC on January 22, 2010. Other than with respect to the audit report delivered by STS, and a subsequent event note with respect to the reverse merger transaction, there were no differences between the 2008 audited financial statements submitted to the BCSC and the 2008 audited financial statements filed with the Commission.

We will revise our disclosure in the Amendment to clarify that STS, a Canadian registered independent auditor, was retained for the purpose of, and reported on our financial statements as of and for the year ended December 31, 2008, for filing with the British Columbia Securities Commission (“BCSC”), and that the report did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report contained a going concern qualification as to our ability to continue as a going concern.

Division of Corporation Finance
February 23, 2010

3.

Please acknowledge your obligation to file an updated letter from your former accountant as an exhibit to the amendment filed in response to our comments. Refer to Item 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE:

We respectfully request that you review our foregoing response and advise whether it will be necessary to file an updated letter from STS Partners LLP as Exhibit 16.1 to the Amendment.

* * *

Division of Corporation Finance
February 23, 2010

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (+86) 538-620-2306 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8158.

Very truly yours,

CHINA INTERACTIVE EDUCATION, INC.

		By:	/s/ Barry Cheung
		Name:	Barry Cheung
		Title:	Chief Financial Officer

cc:	Louis A. Bevilacqua, Esq.
Dawn M. Bernd-Schulz, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C. 20037-1122